VIA EDGAR

CORRESP

December 9, 2011

Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Nepstar Chain Drugstore Ltd.

Form 20-F for the fiscal year ended December 31, 2010

Filed April 20, 2011

File No. 001-33751

Dear Mr. Rosenberg, Ms. Mast and Ms. Akins,

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 9, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) of China Nepstar Chain Drugstore Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our responses accordingly. Our responses to the comments are as follows.

Summary of Significant Accounting Principles

(a) Principles of Consolidation, page F-14

1.	We have read your response to comment one in which you state that you believe that you are required to consolidate the Regional companies based on the guidance in ASC 810-10-15-22. Please provide us the following information to help us analyze your position:

•	Provide us with excerpts from the agreements that enable you to meet each of the six criteria for consolidation.

The Company wishes to clarify that its response letter dated September 6, 2011 contained a typographical error. The last paragraph of the response to comment two of the Staff’s letter dated August 24, 2011 should have read “the Company consolidates the Regional Companies based on ASC 810-10-15-8,” not “ASC 810-10-15-18.” Further, the Company respectfully advises the Staff that in its response dated August 15, 2011 to comment two of the Staff’s letter dated July 22, 2011, the Company stated that it consolidates the Regional Companies based on the guidance set out in ASC 810-10-15-8 (and that the Company believed consolidating the Regional Companies was also consistent with the guidance in the Consolidation of Entities Controlled by Contract subsections of ASC 810). The Company’s reference to the Consolidation of Entities Controlled by Contract subsections of ASC 810 was not meant to indicate that the Regional Companies were required to be consolidated based on the guidance contained in the Consolidation of Entities Controlled by Contract subsections of ASC 810; rather, the Company referenced the Consolidation of Entities Controlled by Contract subsections of ASC 810 as an additional factor that pointed to consolidation.

In this regard, the Company respectfully advises the Staff that in its response letter dated October 24, 2011 to the Staff’s letter dated September 26, 2011, the Company did not state that it believes that the Company is required to consolidate the Regional Companies based on the guidance in ASC 810-10-15-22. Rather, as requested by the Staff, the Company performed an analysis based on the criteria in ASC 810-10-15-18 through ASC 810-10-15-22 with the objective of explaining to the Staff why the Company believed that even if it was required to evaluate the consolidation of the Regional Companies based on the guidance contained in Consolidation of Entities Controlled by Contract subsections of ASC 810, the conclusion would have been the same.

Furthermore, the conclusion that the Company consolidates the Regional Companies based on ASC 810-10-15-8 is also consistent with the Company’s response dated August 30, 2007 to the Staff’s letter dated August 16, 2007 in connection with the Company’s registration statement on Form F-1. Please refer to the Company’s response to comment no. 74 of the abovementioned correspondence, a copy of which is attached hereto as Annex A for the Staff’s convenience.

More specifically, the Company believes that the Regional Companies are required to be consolidated based on ASC 810-10-15-8 because, as set out in the Company’s response dated September 6, 2011 to comment two of the Staff’s letter dated August 24, 2011, the Company concluded that none of the Regional Companies was a Variable Interest Entity, or VIE. Accordingly, the Company considered the guidance in ASC 810-10-15-3 (b), which states (in part): “If the reporting entity has an investment in another entity that is not determined to be a VIE, the reporting entity should use the guidance in the General Subsection to determine whether that interest constitutes controlling financial interest.”

In respect of using the guidance in the General Subsection to ASC 810-10-15-3 (b) mentioned above, the Company considered ASC 810-10-15-8, which states, “the usual condition for a controlling financial interest is ownership of a majority voting interest, and therefore as a general rule, ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.” (Emphasis added.)

The Company owns 49% voting and equity interest in the Regional Companies. In addition, Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”), a wholly owned subsidiary of the Company, entered into contractual arrangements (the “Contractual Agreements”)1 with the Regional Companies, and the other legal shareholders of the remaining 51% of the Regional Companies, namely Shenzhen Nepstar Information Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (the “Transferee Companies”). Under the terms of the Shareholders Agreements with the other shareholders of the Regional Companies, all the voting rights of the Transferee Companies were transferred to Nepstar Pharmaceutical.2 Therefore, the Company has obtained 100% controlling financial interests in the Regional Companies by: (i) directly holding 49% of the equity and voting interest in the Regional Companies and (ii) indirectly holding the remaining 51% voting interest in the Regional Companies through the Shareholders Agreements.

[1]

The Contractual Agreements referred to in this letter includes: (i) the supply agreements, the logistics service and information technology support agreements, and the trade name license agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the Regional Companies (hereinafter referred to as the “Supply Agreements,” the “Logistics Service and Information Technology Support Agreements,” and the “Trade Name License Agreements,” respectively), and (ii) the shareholders agreement dated as of April 28, 2007 and the equity pledge agreement dated as of June 22, 2007, among Nepstar Pharmaceutical and the Transferee Companies (collectively referred to as the “Shareholders Agreements”).

[2]

In the Shareholders Agreements, the Transferee Companies agree to delegate all voting power rights as legal shareholders of the Regional Companies to Nepstar Pharmaceutical, and agree to delegate their voting rights in the Board of Directors of the Regional Companies to Nepstar Pharmaceutical. See Annex B.

Further, the Company wishes to respectfully advise the Staff that, prior to the Company’s reorganization in connection with its initial public offering (“IPO”) in 2007, each of the Regional Companies was 100% owned with equity 100% funded by the Company or the Company’s wholly owned subsidiaries. During the reorganization, in order to comply with certain PRC rules and regulations in respect of foreign ownership of companies in the PRC engaging in the retail drugstore business, the Company transferred 51% equity interest in each of the Regional Companies to the Transferee Companies, which in substance are holding the interests on the Company’s behalf. Therefore, the transfer of 51% legal ownership in the Regional Companies lacked substance for accounting purposes, as the Company continued to maintain 100% voting interest in the Regional Companies. Such situation has not changed since the Company’s IPO in 2007.

Notwithstanding the above clarification that the basis for consolidating the Regional Companies is ASC 810-10-15-8, the Company believes that guidance in the Consolidation of Entities Controlled by Contract subsections of ASC 810 provides further support pointing to consolidation. Also, as requested by the Staff, the Company respectfully provides summaries of excerpts of agreements and analysis in response to the Staff’s comment as follows (with such summaries indicated in bold italicized type below and excerpts attached hereto as Annex B):

a)	Term. The Supply Agreements, the Logistics Service and Information Technology Support Agreements, and the Trade Name License Agreements have an initial term of 10 years and may be automatically renewed after the initial 10-year term on a rolling annual basis at the Company’s discretion. Furthermore, such agreements can only be terminated by the Regional Companies in the case of gross negligence, fraud, or other illegal acts by Nepstar Pharmaceutical, or bankruptcy of Nepstar Pharmaceutical. The Shareholders Agreements have an indefinite term.

Excerpts of Agreements – Term Criteria

The Supply Agreements, the Logistics Service and Information Technology Support Agreements, and the Trade Name License Agreements have an initial term of 10 years, and are automatically renewed for additional one-year term on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the respective Regional Companies regarding its decision not to renew these agreements. (Criteria 1)

The Supply Agreements, the Logistics Service and Information Technology Support Agreements, and the Trade Name License Agreements do not allow the Regional Companies to terminate the agreements except in the case of gross negligence, fraud, or other illegal acts by Nepstar Pharmaceutical, or bankruptcy of Nepstar Pharmaceutical. (Criteria 2)

The Shareholders Agreements have an indefinite term. (Criteria 1)

b)	Control. The Contractual Agreements provide the Company the exclusive authority over all decisions related to major operations of the Regional Companies as well as selection, retention and compensation of key personnel (including those employees who are the shareholders in the Regional Companies).

Excerpts of Agreements - Control Criteria

In the Shareholders Agreements, the Transferee Companies agree to delegate all voting power rights as legal shareholders of the Regional Companies to Nepstar Pharmaceutical, and agree to delegate their voting rights in the Board of Directors of the Regional Companies to Nepstar Pharmaceutical. (Criteria 3)

In the Shareholders Agreements, the boards of directors of the Regional Companies are authorized to determine the compensation, hiring and firing of senior management, including the general manager, vice general manager and the personnel in charge of financial reporting. (Criteria 4)

Under the Supply Agreements, Nepstar Pharmaceutical is a supplier of products sold by these companies’ retail drugstores and the use of other suppliers of products sold by these companies’ retail drugstores requires authorization and approval by Nepstar Pharmaceutical. Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. Moreover, Nepstar Pharmaceutical has the right to determine the categories and quantities of the goods supplied to the Regional Companies. (Criteria 3)

c)	Financial interest. Under the terms of the Shareholders Agreements, the Company has obtained significant financial interest in the Regional Companies that is unilaterally saleable or transferable, that is, the Company has the rights to transfer 51% ownership in the Regional Companies held by the Transferee Companies to legitimate third parties, and the Transferee Companies are prohibited from transferring their equity interests in the Regional Companies to any party other than the Company or its designated person. In addition, the Company is entitled to preferential repayment of the loans made from Nepstar Pharmaceutical to the Transferee Companies out of proceeds from the sale of equity interest in the Regional Companies.

The terms of the Supply Agreements, the Logistics Service and Information Technology Support Agreements, and the Trade Name License Agreements provide the Company with the right to receive income, from ongoing fees (in the form of dividends, service fees and license fees), in an amount that fluctuates based on the performance of the operations of the Regional Companies and the change in the fair value thereof.

Excerpts of Agreements - Financial Interests

The Shareholders Agreements stipulate that Nepstar Pharmaceutical has the right to require the Transferee Companies to transfer all or part of their equity interest to any legal entity / person designated by the Company, at a price equal to the respective purchase price initially paid by the Transferee Companies. (Criteria 5)

The Shareholders Agreements stipulate that approval of shareholders must be obtained before each of the Regional Companies may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interest or in a ratio as otherwise agreed to by the shareholders. In addition, any amounts received by the Transferee Companies from the Regional Companies, including dividends and other distributions on equity interest, shall be deposited in a designated bank account managed by Nepstar Pharmaceutical as security for the loans by Nepstar Pharmaceutical to the two Transferee Companies. Without prior consent of Nepstar Pharmaceutical, these amounts cannot be distributed to the Transferee Companies’ shareholders. (Criteria 6)

Under the Logistics Service and Information Technology Support Agreements, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, in exchange for annual service fees calculated based on each Regional Companies’ profit before tax. (Criteria 6)

Under the Trade Name License Agreements, Nepstar Pharmaceutical allows these companies to use the trade names and trademarks for their operations, in exchange for license fees calculated based on each Regional Companies’ profit before tax. (Criteria 6)

•

Some of your contractual agreements are with the Transferee companies and not directly the Regional companies which you are consolidating. Please explain how the agreements with the Transferee companies enable you to meet the criteria.

Certain of the Contractual Agreements are with the Transferee Companies and not directly with the Regional Companies. As all the shareholders’ voting rights of the Regional Companies and all the voting rights in the boards of directors of the Regional Companies are held by the Company, the Company has exclusive authority over all decisions of the Regional Companies. Therefore, the Company does not believe that having certain agreements with the Transferee Companies and not directly with the Regional Companies has an impact on the Company’s analysis.

•	If you believe that the transferee companies represent a nominee shareholder arrangement, please explain why that is so.

The Company believes that such arrangements with the shareholders of the Transferee Companies represent a nominee shareholder arrangement in which the Transferee Companies are the nominee shareholders in accordance with the definition of nominee shareholder outlined in the Glossary of ASC 810-10-20 as described below:

With reference to the terms in the Shareholders Agreements, the Company can effect the change of nominee shareholders to any other entity / person designated by the Company at its sole discretion at all times, with or without cause, by requiring the Transferee Companies to transfer their equity interests to the designated entity / person. The Shareholders Agreements do not set restrictions on the number of times that the equity interests in the Regional Companies could be transferred. Furthermore, as the Company controls the operations of the Regional Companies without any involvement from the Transferee Companies, the change of nominee shareholders does not have any impact on the Company or the Regional Companies. Under current administrative procedures effective in China, the transfer of the equity interests in the Regional Companies would incur no more than a nominal cost.

•	Clarify how you are able to sell or transfer your financial interests in the Regional companies.

Under clause 5.03 of the shareholders agreement entered into on April 28, 2007 by and between Nepstar Pharmaceutical and the Transferee Companies (English translation):

(2)	[Nepstar Pharmaceutical] has the right, as it considers necessary, to request [Shenzhen Nepstar Management Consulting Co., Ltd.]’s Shareholder and/or [Shenzhen Nepstar Information Technology Services Co., Ltd.]’s Shareholder to transfer all or part of its equity interest in [Shenzhen Nepstar Management Consulting Co., Ltd.] and/or Shenzhen Nepstar Information Technology Services Co., Ltd.] to any third party designated by [Nepstar Pharmaceutical] which satisfies the requirements of PRC laws and regulations . . . When [Nepstar Pharmaceutical] requests for a transfer of the equity interests in accordance with this paragraph, [Shenzhen Nepstar Management Consulting Co., Ltd.] and/or [Shenzhen Nepstar Information Technology Services Co., Ltd.] (as the case may be) shall assist their respective Shareholders to transfer such equity interests to such third party designated by [Nepstar Pharmaceutical], execute all documents and assist [Nepstar Pharmaceutical] in all procedures necessary to effect such transfer;

(3)	When permitted by PRC laws and regulations, [Nepstar Pharmaceutical] has the right to request [Shenzhen Nepstar Management Consulting Co., Ltd.] and/or [Shenzhen Nepstar Information Technology Services Co., Ltd.] to sell all or part of its equity interest in the Company to [Nepstar Pharmaceutical] or any third party designated by [Nepstar Pharmaceutical] that satisfies the requirements of PRC laws (unless there are other requirements under PRC laws and regulations) . . . When [Nepstar Pharmaceutical] requests for a transfer of the equity interests in accordance with this paragraph, [Shenzhen Nepstar Management Consulting Co., Ltd.] and/or [Shenzhen Nepstar Information Technology Services Co., Ltd.] (as the case may be) shall transfer such equity interest to [Nepstar Pharmaceutical] or such third party designated by [Nepstar Pharmaceutical], execute all documents and assist [Nepstar Pharmaceutical] in all procedures necessary to effect such transfer;

Similarly, under clauses 6.15 and 6.16 of the equity pledge agreement entered into on June 22, 2007 by and between Nepstar Pharmaceutical and the Transferee Companies, the Transferee Companies undertake to Nepstar Pharmaceutical for the benefit of Nepstar Pharmaceutical (English translation):

6.1.5	that [Nepstar Pharmaceutical] has the right, as it considers to be necessary, to request the Shareholders of [the Transferee Companies] to transfer all or part of their equity in [the Transferee Companies] to any third party designated by [Nepstar Pharmaceutical] which satisfies the requirements of PRC laws and regulations . . . When [Nepstar Pharmaceutical] raises such equity transfer request in accordance with this Article, [the Transferee Companies] shall assist the Shareholders of [the Transferee Companies] to transfer their equity in [the Transferee Companies], execute relevant documents and satisfy relevant procedures of equity transfer. The price for the equity sold by the Shareholders of [the Transferee Companies] under this Article shall first be deposited into designated account as security fund for the loan and may not be used without written consent of [Nepstar Pharmaceutical]. Upon request of [Nepstar Pharmaceutical], such price of equity transferred may first be used to repay the loan of [the Transferee Companies] under the Loan Agreement;

6.1.6	that to the extent as permitted by PRC law, [Nepstar Pharmaceutical] has the right to request [the Transferee Companies] to sell all or part of their Equity to [Nepstar Pharmaceutical] or any third party designated by [Nepstar Pharmaceutical] which satisfies the requirements of PRC law . . . When [Nepstar Pharmaceutical] raises such Equity transfer request in accordance with this Article, [the Transferee Companies] shall transfer such Equity, execute relevant documents and assist in satisfying relevant procedures for such Equity transfer according to the request of [Nepstar Pharmaceutical]. The price for sale of such Equity of [the Transferee Companies] shall be first used to repay to [Nepstar Pharmaceutical] the loan under the Loan Agreement;

Together with the Company’s direct holding of 49% in the Regional Companies, the abovementioned contractual terms enable the Company to sell or transfer its financial interests in the Regional Companies at its discretion. The Company’s PRC counsel has confirmed that these terms are valid, binding and enforceable.

Item 15. Controls And Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 91

2.	Please refer to your response to our comment three. Your assessment that the business model is not complex and that there has not been any complex corporate transactions does not appear to be supported by your response, and we note that the former CFO resigned prior to the assessment of internal control over financial reporting as of December 31, 2010. Please re-consider your assessment of internal control over financial reporting and, if appropriate, revise it and disclose the reasons for the revised assessment including that your Finance Director and Chief Financial Officer do not have any formal accounting training in the U.S. and do not possess professional designations in U.S. GAAP. Further, if you revise your assessment of internal control over financial reporting, please also evaluate the effect of this revised assessment on your assessment of disclosure controls and procedures, and re-consider and revise, as appropriate, your assessment of disclosure controls and procedures.

In response to the Staff’s comment, the Company respectfully advises the Staff that it reconsidered its assessment of internal control over financial reporting as of December 31, 2010 based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework and SEC guidance regarding management’s report on internal control over financial reporting in SEC Release Nos. 33-8810 and 34-55929, effective for the fiscal year ended December 31, 2010 (the “Management Guidance”). The Company concludes that it is not appropriate to revise its conclusion on assessment of internal control over financial reporting or its assessment of disclosure controls and procedures, as of December 31, 2010.

The Company notes from the Management Guidance that:

[T]he objective of internal control over financial reporting (“ICFR”) is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The purpose of the evaluation of ICFR is to provide management with a reasonable basis for its annual assessment as to whether any material weaknesses in ICFR exist as of the end of the fiscal year . . . [T]he Commission recognizes that while “reasonableness” is an objective standard, there is a range of judgments that an issuer might make as to what is “reasonable” in implementing Section 404 and the Commission’s rules. Thus, the terms “reasonable,” “reasonably,” and “reasonableness” in the context of Section 404 implementation do not imply a single conclusion or methodology, but encompass the full range of appropriate potential conduct, conclusions or methodologies upon which an issuer may reasonably base its decisions.

The Company acknowledges that the current chief financial officer (“CFO”) and the current finance director of the Company did not obtain formal accounting training in the U.S. and do not possess professional designations in U.S. GAAP. The Company has considered and will consider this fact in its future assessment of internal control over financial reporting, when and where applicable. However, the Company does not believe that lack of formal accounting training in the U.S. or professional designations in U.S. GAAP of an issuer’s financial officers would by itself serve as the sole determinative factor or presumptive evidence leading to a conclusion that internal control over financial reporting was not effective or that a material weakness in internal control over financial reporting existed. Conversely, the presence of accounting personnel with formal U.S. GAAP training and qualifications is not the sole factor to consider when evaluating the effectiveness of the issuer’s internal control over financial reporting. Although none of the members of the Company’s finance team possess a U.S. CPA or were educated in the U.S., the Company considered a number of other factors that either (i) compensated or mitigated this deficiency in determining that its internal control over financial reporting and disclosures controls and procedures were effective as of December 31, 2010 or (ii) supported and affirmed the conclusion that its internal control over financing reporting was effective as of December 31, 2010. These other factors included, among others: the educational background, experience and competency of the finance team; the existing internal control policies and procedures put in place by the Company’s former CFO; the results of the internal audit testing; the level and extent of audit differences (both recorded and unadjusted) identified by the Company’s external auditors in 2010 and in prior years; the non-existence of errors in previously issued financial statements; the non-complexity of the Company’s operations and accounting; and the ongoing oversight of the audit committee of the board of directors of the Company (the “Audit Committee”). The Company believes these factors in totality serve as a reasonable basis for it to reach a conclusion that its internal control over financial reporting and disclosure controls and procedures were effective as of December 31, 2010. Certain of these factors are further explained below:

•

Since 2008, the Company has put in place internal control policies and procedures regarding the Company’s financial reporting and disclosure requirements under U.S. GAAP and applicable SEC rules and regulations under the leadership of former CFOs who were formally trained in accounting in the United States and had prior practical working experience with preparing U.S. GAAP financial statements;

•

Since its IPO in 2007, the Company has been preparing financial statements under U.S. GAAP that have been audited by KPMG, the Company’s independent registered public accounting firm. Each year since 2007, KPMG has issued an unqualified audit opinion on the U.S. GAAP financial statements prepared by the Company. KPMG has not identified any material weakness or significant deficiency in the Company’s internal control over financial reporting since 2008, which was the first year the Company was required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. In connection with KPMG’s audit of the Company’s U.S. GAAP consolidated financial statements as of and for the year ended December 31, 2010, there were no corrected or uncorrected audit differences;

•

The Company’s business operations and processes, and the related accounting treatment of the Company’s transactions in the course of its business, are not complex and have not significantly changed in the past three years. The Company did not issue any debt or equity instruments or enter into any derivatives transactions, and there has been no change to the Company’s accounting policies in 2010. The current CFO and the current finance director have been working with the Company for many years and have sufficient industry knowledge relevant to the Company’s business. Governed by the policies and procedures established by the former CFOs, including detailed procedures and guidelines for the accounting treatment of all of the Company’s businesses and transactions, and under guidance and supervision of the former CFOs, the current CFO and the current finance director have been preparing the Company’s U.S. GAAP financial statements since the Company’s IPO and are familiar with the accounting applicable to the businesses and transactions undertaken by the Company during and prior to the year ended December 31, 2010. Therefore, the Company believes their in-depth knowledge of the Company’s business, organization, operations and processes and their understanding of U.S. GAAP applicable to the Company’s businesses and transactions, together with other established policies and procedures, have allowed them to identify, prevent and detect material misstatements in the Company’s financial statements; and

•

The Company has strong ongoing oversight provided by the Audit Committee. The Audit Committee receives reports from the CFO and the internal audit director on financial and internal control aspects of the Company on a quarterly basis. On such occasions, they review the quarterly financial information, annual financial statements and annual report on Form 20-F, as the case may be, and discuss critical matters with management so as to make sure the financial reporting and disclosures comply with the relevant requirements. In addition, the Audit Committee members enquire or comment on non-routine matters on an as-needed basis via in-person meetings or telephone conference calls. Since the IPO and including 2010, the Audit Committee had no adverse comment on the quality of the Company’s financial reporting, nor did they find any material error therein.

In response to the Staff’s comment with regard to the Company’s assessment that its business model is not complex and that there has not been any complex corporate transaction since its initial public offering in 2007, the Company respectfully advises the Staff that:

•

In 2010, the Company continued to operate a drugstore retailing business through a network of directly-owned store outlets and accounted for its operating results consistently with its accounting policies and procedures established in prior years. The Company’s core business processes are: procurement, inventory management and retail sales. The Company procures merchandise from manufacturers/wholesalers and sells merchandise to individual consumers at retail outlets. Each store is managed by a store manager, who follows standard operational procedures and reports to an area supervisor. Each area supervisor oversees 10 and 15 stores and reports to a regional manager, who is accountable to the general manager of a subsidiary company, who in turn reports to the Company’s chief executive officer. The Company manages inventory and coordinates delivery via its enterprise resource planning, or ERP, system. In terms of financial reporting, the books and records for daily operations are kept by the finance departments at the subsidiary level. The accounts of subsidiaries are consolidated at the holding company level. As the Company’s business model is consistent across regions, the finance department of each subsidiary has been running identical procedures in recording routine transactions in the past three years.

•

In addition, in 2010, the Company continued to maintain share-based compensation programs and conducted share buybacks under a share repurchase program. These transactions were conducted and accounted for in a manner consistent with similar programs implemented in previous years.

•

In 2010, the Company made acquisitions of 17 stores in Beijing, Wenzhou and Shanghai, with an aggregate purchase price of RMB12.7 million, representing less than 0.5% of the Company’s total assets as of December 31, 2010. The accounting for these acquisition transactions was completed and reviewed by the former CFO prior to his departure in November 2010.

•

The Company had conducted similar business combinations, share buyback and share-based payment transactions referred to in the preceding paragraphs in 2008 and 2009, when both the current CFO and the current finance director became familiar with the relevant U.S. GAAP accounting standards for these transactions under the guidance of former CFOs.

In response to the Staff’s concern that the former CFO resigned prior to the assessment of internal control over financial reporting as of December 31, 2010, the Company respectfully advises the Staff that:

The Company’s internal audit department personnel (the “IA team”) conducted tests on internal controls over financial reporting, and assisted management in evaluating and assessing the controls. Specifically, each year, the IA team conducts two rounds of tests of in-scope business units on all key controls, consisting of a first-round test usually starting from June and ending in September, and a roll-forward test together with a follow-up test during the last quarter of the year. An interim assessment based on findings identified during first-round of testing is reported to the general managers and finance managers of each subsidiary, the CFO and the CEO, as well as the Audit Committee. The IA team carries out roll-forward testing during the last quarter of the year to follow up and evaluate the progress of remedial actions it had recommended for any subsidiary with detected deficiencies.

When the former CFO left the Company in November 2010, the IA team had already completed the first-round assessment of internal control over financial reporting. The results had been timely communicated to the former CFO and the CEO, and also presented to the Audit Committee during the quarterly Audit Committee meeting. The first-round assessment also included suggested remedial actions toward the deficiencies detected and the IA team’s roll-forward test plan to be implemented in the last quarter of the year.

Subsequent to the departure of the former CFO, and during the post year-end period when the U.S. GAAP financial statements were prepared, the current CFO, the current finance director and the Company’s finance managers followed the procedures and policies established by the former CFO and his predecessor, in managing the Company’s day-to-day financial reporting functions and in preparing the year-end financial statements. The finance director prepared the financial statements for the 2010 Annual Report after year-end financial closing, following the policies and procedures with regard to the Company’s financial reporting and disclosure requirements under U.S. GAAP, including a disclosure checklist, developed by the former CFO and his predecessor. The current CFO then reviewed the 2010 Annual Report, including the financial statements contained therein, and the Audit Committee conducted the final review for all disclosure in the 2010 Annual Report.

The IA team conducted roll-forward tests and assessments on the year-end financial reporting controls, including an assessment of the existing finance department’s work experience, competence and quality of work with respect to the preparation of year-end financial statements, and concluded that no material weakness existed.

Notwithstanding the above, the Company acknowledges the Staff’s concerns and will continue to evaluate its needs for accounting personnel with appropriate qualifications and skill sets. To this end, with a view to adding further depth to the existing experienced reporting team, the Company has been actively recruiting and vetting suitable candidates with experience and expertise in preparing financial statements in accordance with U.S. GAAP.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zixin Shao
Zixin Shao
Chief Financial Officer

Annex A

(Extract of response dated August 30, 2007 to comment no. 74 of the Staff’s letter dated August 16, 2007)

20. Subsequent Events

(b) Group Reorganization, page F-28

74.	You disclose that you transferred 51% equity interests in your Regional Companies in May 2007 and that will continue to consolidate these entities. Please revise your disclosure to clarify how your Logistics Service and Information Technology Support Agreements convey the economic risks and rewards of the regional companies to you. In this regard, it is unclear whether these agreements intend to make the Regional Companies effectively breakeven operations or whether there is expected to be residual earnings that will inure to the shareholders. In any regard, please explain to us how your anticipated consolidation accounting complies with GAAP by referencing for us the authoritative literature you rely upon to support your accounting. In addition, please explain how you will account for the RMB36 million consideration due in the transaction and the loans receivable from the Transferee Companies.

In response to the Staff’s comment, the Company has revised the disclosure in Note 20 (b) to the financial statements to clarify how the Logistics Service and Information Technology Support Agreements convey the economic risks and rewards of the regional companies to the Company.

With respect to compliance of consolidation accounting with US GAAP, the Company understands that US GAAP requires consolidation of all companies in which a parent has a controlling financial interest through directly or indirectly ownership of a majority voting interest. The Company makes reference to paragraph 13 of FAS 94 which states that the usual condition for a controlling financial interest is ownership of a majority voting interest, and as a general rule, ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. Since the Transferee Companies agree to delegate all the rights to exercise their voting power as shareholders of the Regional Companies to Nepstar Pharmaceutical, the Company has retained legal ownership of unilateral controlling financial interests in the Regional Companies. Furthermore, the transfer of 51% legal ownership in the Regional Companies lack substance for accounting purposes as the purpose of the transfer was to allow the Company to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in retail drugstore business. Accordingly, the Company believes it is appropriate to continue to consolidate the Regional Companies under US GAAP.

A-1

In addition, the Logistics Service and Information Technology Support Agreements and the Trade Name License Agreements entered into between Nepstar Pharmaceutical and the Regional Companies have effectively allowed the Company to retain substantially all economic risks and rewards ownership as though they were held through direct legal ownership. Accordingly, the Company believes it is appropriate to continue to consolidate the Regional Companies with no minority interest in its financial statements for accounting periods beginning on or after January 1, 2007. Upon consolidation, the RMB36 million consideration due in the transaction and the loans receivable from the Transferee Companies will be fully eliminated because the Transferee Companies are also consolidated. The consolidation of the Transferee Companies does not have a significant impact on the Company’s consolidated financial statements because these are shell investment holding companies with no operations, such that these entities’ assets, liabilities and equity are all eliminated upon consolidation.

A-2

Annex B

Excerpts of Agreements

(English translations)

Term Criteria

[Supply Agreements]

5.3	Unless terminated in accordance with this Contract or other agreements between the parties hereof, the term of this Contract shall be ten years from the effective date.

5.4	With written consent of both [Nepstar Pharmaceutical] and [Regional Nepstar Company], this Contract may be renewed upon expiry. The term of renewed contract will be determined through discussion between the parties hereof. If the parties fail to achieve agreement on renewal or the term of renewed contract, unless [Nepstar Pharmaceutical] provides a written notice of no renewal before the expiry, this Contract shall be automatically renewed for an additional year after expiry (including the expiry of renewed term).

6.2.	Early Termination During the term of this Contract. [Regional Nepstar Company] may not terminate this Contract before expiry, unless there is any gross negligence, default, other misconduct or bankruptcy on the part of [Nepstar Pharmaceutical]. Notwithstanding foregoing, [Nepstar Pharmaceutical] has the right to terminate this Contract at any time by providing [Regional Nepstar Company] a 30-days written notice. During the term of this Contract, if [Regional Nepstar Company] is in breach of this Contract and fails to correct its breach within fourteen (14) days after receiving the written notice concerning its breach from [Nepstar Pharmaceutical], [Nepstar Pharmaceutical] may notify [Regional Nepstar Company] in writing to terminate this Contract.

[Logistics Service and Information Technology Support Agreements]

8.3	Unless upon early termination in accordance with this Agreement or provisions of additional relevant agreements between the parties hereof, the term of this Agreement shall be ten years from the effective date.

8.4	With written consent of both [Nepstar Pharmaceutical] and [Regional Nepstar Company], this Agreement may be renewed upon expiry. The term of renewed contract will be determined by the parties hereof. If the parties fail to agree on renewal or the term of renewed contract, unless [Nepstar Pharmaceutical] provides a written notice of no renewal before the expiry, this Agreement shall be automatically renewed for an additional year after expiry (including the expiry of renewed contract).

9.2	Early Termination. During the term of this Agreement, [Regional Nepstar Company] may not terminate this Agreement before expiry, unless there is any gross negligence, default, other misconduct or bankruptcy on the part of [Nepstar Pharmaceutical]. Notwithstanding foregoing, [Nepstar Pharmaceutical] has the right to terminate this Agreement at any time through providing [Regional Nepstar Company] a written notice thirty (30) days earlier. During the term of this Agreement, if [Regional Nepstar Company] is in breach of this Agreement and fails to correct its breach in fourteen (14) days after receiving the written notice concerning its breach from [Nepstar Pharmaceutical], [Nepstar Pharmaceutical] may notify [Regional Nepstar Company] in writing to terminate this Agreement.

[Trade Name License Agreements]

5.1	This Agreement is executed on the date as set forth above and becomes effective at the same time. Unless upon early termination in accordance with this Agreement, the term of this Agreement shall be ten years from the effective date.

5.2	With written consent of both [Nepstar Pharmaceutical] and [Regional Nepstar Company], this Agreement may be renewed upon expiry. The term of renewed contract will be determined by the parties hereof. If the parties fail to agree on renewal or the term of renewed contract, unless [Nepstar Pharmaceutical] provides a written notice of no renewal before the expiry, this Agreement shall be automatically renewed for an additional year after expiry (including the expiry of renewed contract).

6.1	Early Termination

Without prejudice to the rights or remedy enjoyed by the party requesting early termination under law or due to any other reason, either party may terminate this Agreement immediately by sending written notice to the other party if the other party is in material breach of contract including without limitation violating the obligation under Article 3 hereof and fails to correct such breach in 30 days after receiving the notice from the non-breach party concerning the occurrence and existence of breach. During the term of this Agreement, [Nepstar Pharmaceutical] may terminate this Agreement at any time by providing [Regional Nepstar Company] a written notice 30 days earlier.

Control Criteria

[Equity Pledge Agreement]

6.1	During the term of this Agreement, the [Transferee Companies] undertake to [Nepstar Pharmaceutical] for the benefit of [Nepstar Pharmaceutical]:

6.1.8	that the [Transferee Companies] shall grant all voting rights in the shareholders’ meeting of each regional chain company to [Nepstar Pharmaceutical]. Meanwhile, the [Transferee Companies] shall grant all voting rights of the directors appointed by them in each to the directors appointed by [Nepstar Pharmaceutical] in each regional chain company.

[Shareholders Agreement]

6.04	Vote of the Shareholders’ Meeting

(1)	On a Shareholders’ Meeting, the shareholders shall exercise its voting right in proportion to its shareholding. Each shareholder has the right to delegate its voting right to other shareholder in the form of written authorization.

7.01	Organization of Board of Directors

The Company shall have a Board of Directors consisting of five directors. [Nepstar Pharmaceutical] has the right to nominate three Directors, [Shenzhen Nepstar Management Consulting Co., Ltd.] and [Shenzhen Nepstar Information Technology Services Co., Ltd.] shall each have the right to nominate one Director. The Directors shall be approved by the shareholders of the Company. If one shareholder has delegated its voting right to other shareholder in accordance with Section 6.04(1) hereof, then such authorized shareholder has the right to nominate the Director or Directors to be nominated by the delegating shareholder based on the authorization. [Nepstar Pharmaceutical], Shenzhen Nepstar Management Consulting Co., Ltd.] and [Shenzhen Nepstar Information Technology Services Co., Ltd.] agree to vote to elect the Directors nominated in accordance with this Section 7.01. The term of Director shall be three years and Directors may be reelected.

7.02	Power of Board of Directors

The Board of Directors shall be responsible to the shareholders and has the following power:

(1)	to convene shareholders meeting and report to the shareholders;

(2)	to implement the resolution of the shareholders;

(3)	to determine operation plans and investment plans of the Company;

(4)	to determine the annual financial budget proposals and final accounting proposals of the Company;

(5)	to propose the profit distribution plans and loss offset plans of the Company;

(6)	to propose the plan to increase or decrease the registered capital by the Company and the plan to issue company bonds;

(7)	to plan merger, split-up, dissolution or change of company form of the Company;

(8)	to determine the internal management organizations of the Company;

(9)	to hire or dismiss the general manager, vice general manager and financial controller of the Company as well their compensation;

(10)	to determine the management systems of the Company; and

(11)	other power provided by the Articles of Association of the Company.

[Supply Agreements]

1.1	The parties agree that all products required for [Regional Nepstar Company]’s operation, including without limitation pharmaceuticals, health-care products and other non-pharmaceutical products (“Products”), shall be and only be supplied by [Nepstar Pharmaceutical] or any supplier designated by [Nepstar Pharmaceutical]. Without prior written consent of [Nepstar Pharmaceutical], [Regional Nepstar Company] may not accept supply of Products from any third party.

1.2	The purchase price for the Products supplied by [Nepstar Pharmaceutical] to [Regional Nepstar Company] in accordance with this Agreement shall be determined by [Nepstar Pharmaceutical] based on market conditions. [Nepstar Pharmaceutical] will specify the supply price of the Products for the following month in its monthly price notice to [Regional Nepstar Company]. Meanwhile, [Nepstar Pharmaceutical] has the right to adjust the supply price of the Products for the current month based on market conditions. [Regional Nepstar Company] hereby agrees to pay such purchase price to [Nepstar Pharmaceutical] in accordance with the price of the Products as determined by [Nepstar Pharmaceutical].

2.1	[Nepstar Pharmaceutical] will base on its pharmaceutical chain management system determine the category and quantity of Products required by [Regional Nepstar Company] and arrange delivery to [Regional Nepstar Company]. [Regional Nepstar Company] may recommend on the category and quantity of Products to [Nepstar Pharmaceutical] according to the specific condition of its market.

Financial Interest

[Shareholders Agreement]

12.04	After allocation from the after-tax profit to reserve fund in accordance with Section 12.03, the Company may make profit distribution to the shareholders. Upon resolution adopted by unanimous consent of the Shareholders’ Meeting, the profit may be distributed not in proportion to capital contribution.

[Equity Pledge Agreement]

2.	PLEDGE

The [Transferee Companies] pledge all of their Equity in each regional chain company to [Nepstar Pharmaceutical] as security for (i) all their debts under the Loan Agreement and (ii) all debts of the regional chain companies under the Supply Agreement, Trade Name License Agreement and Logistics Service and Technology Support Agreement. The Pledge of Equity refers to the right of [Nepstar Pharmaceutical] to get preferential repayment with the value of Equity directly or from the proceeds from auction or sale of the Equity pledged by the [Transferee Companies] to [Nepstar Pharmaceutical].

6.1	During the term of this Agreement, the [Transferee Companies] undertake to [Nepstar Pharmaceutical] for the benefit of [Nepstar Pharmaceutical]:

6.1.4	that the [Transferee Companies] shall first deposit any income from the regional Nepstar companies (including dividends distributed to the Equity) into designated account as security fund for the loan and may not distribute such income without written consent of [Nepstar Pharmaceutical]. Upon request of [Nepstar Pharmaceutical], such income shall first be paid to [Nepstar Pharmaceutical] as repayment of the loan;

[Logistics Service and Information Technology Support Agreements]

3.1	[Regional Nepstar Company] agrees to pay [Nepstar Pharmaceutical] a service fee for its Logistics Service and Information Technology Support (“Service Fee”). Both parties agree that the Service Fee hereunder shall be 40% of [Regional Nepstar Company]’s pre-tax profit every year.

3.2	Upon completion of auditing of [Regional Nepstar Company] for each fiscal year, [Regional Nepstar Company] shall, base on the auditing results, pay the Service Fee to the account designated by [Nepstar Pharmaceutical] in 30 days upon such completion and in any circumstance no later than April 30 of each calendar year.

3.3	[Nepstar Pharmaceutical] has the right to release [Regional Nepstar Company] from its obligation to pay the Service Fee or adjust the amount of the Service Fee provided under this article at any time.

3.4	The Service Fee payable by [Regional Nepstar Company] to [Nepstar Pharmaceutical] hereunder is secured by pledges on the equity interests in [Regional Nepstar Company] owned by [Regional Nepstar Company]’s shareholders other than [Nepstar Pharmaceutical] . . .

[Trade Name License Agreements]

2.1	[Regional Nepstar Company] agrees to pay [Nepstar Pharmaceutical] the trade mark license fee (“License Fee”) equaling 10% of [Regional Nepstar Company]’s pre-tax income every year.

2.2	Upon completion of audit of [Regional Nepstar Company] for each fiscal year, [Regional Nepstar Company] shall, based on the auditing results, pay the Service Fee to the account designated by [Nepstar Pharmaceutical] in 30 days and in any circumstance no later than April 30 of each calendar year. [Nepstar Pharmaceutical] has the right to release [Regional Nepstar Company] from its obligation to pay the License Fee or adjust the amount of the License Fee at any time.

The License Fee payable by [Regional Nepstar Company] to [Nepstar Pharmaceutical] hereunder is secured by pledges on the equity interests in [Regional Nepstar Company] owned by [Regional Nepstar Company]’s shareholders other than [Nepstar Pharmaceutical] . . .